Contact

www.linkedin.com/in/elliot-swart-1083447 (LinkedIn)
viewgrowcapital.com (Company)

Elliot Swart

Director at Viewgrow Capital
Melbourne, Victoria, Australia

Experience

Skillest
Advisor and Investor
October 2019 - Present (3 years 2 months)
Melbourne, Victoria, Australia

Viewgrow Capital
Director
January 2010 - Present (12 years 11 months)

Viewgrow Capital is a private family investment vehicle with a focus on direct investments, this includes real estate and other asset classes.

Viewgrow Capital Asset Management
Director
May 2013 - Present (9 years 7 months)
New York City

Offering a full array of asset management services for New York multi family residential buildings.

Yarra Rapids LLC
Director
May 2011 - Present (11 years 7 months)

Owns residential property in Manhattan, NY.

Paul McNamee Enterprises
Consultant
November 2008 - August 2010 (1 year 10 months)

Paul McNamee Enterprises is a niche consulting business, founded by Paul McNamee in 1988 to “house” the Hopman Cup in Perth and manage Paul’s post playing career. After 7 years in Perth, Paul took on the part time Tournament Director and head of Marketing roles at the Australian Open. These soon grew into the CEO position and under his tutelage the tournament grew into Australia’s biggest sporting event and the Grand Slam of Asia/Pacific. In 2001 the Hyundai Hopman Cup was passed onto the ITF – the governing body of the sport of tennis and became officially the “International

Mixed Teams Competition of the ITF." PME retains a position on the board and Paul McNamee is the Tournament Director and face of the tournament.

Operating out of Melbourne, PME is able to assist organizations and athletes in a wide range of areas based on 30 years experience in professional sport and event management. PME specializes in helping to "create a vision" and advising the steps it takes to get there.

Sprout Consulting
Owner
January 2008 - January 2010 (2 years 1 month)

Sprout is a boutique consultancy providing strategic advice and specialist services to small business.

Sprout Consulting has recognised that small business owners know they need to spend more time working on their businesses instead of in them, but they don't know where to start or who can help.

Sprout supports small business by understanding its business. As a first step we work to develop a Going Forward plan which includes a needs analysis. The plan also includes costings and the development of time lines for areas where the business needs additional inputs and support.

Clients are assisted by our experts in areas including website design, database management, communications, computer training, marketing, bookkeeping, human resources, recruitment, copywriting and graphic design.

International Management Group
Work Experience
2007 - 2007 (less than a year)

Digital Survival
CEO
January 2001 - November 2005 (4 years 11 months)

Digital Survival was a Melbourne based computer training company that specialised in providing tailored computer programs for business and home users.

Digital Survival built its reputation through the expertise it brought to the courses it taught, and through its results driven approach which delivered benefits to corporate, small business and home users.

Digital Survival had a wide range of courses on offer, ranging from commonly used programs such as Microsoft Office, to more specialised programs like Adobe Photoshop, MYOB and iTunes.

CMA
Consultant
January 1998 - January 2001 (3 years 1 month)

CMA's core mission is to equip organisations and individuals with the mindset and skills to achieve excellent business outcomes while building strong, long-term relationships. We call this delivering the collaborative edge.

Since 1993, we have delivered our specialised expertise in negotiation and influential communication through:

* Customised learning and development programs, from one-off workshops to large scale cultural change programs

* Public workshops and seminars, presented in association with Monash University

* Expert coaching and advice for individuals, teams and organisations

Education

Australia Institute of Company Directors
Company Directors Course Diploma · (2010 - 2010)

Bond University
Master Sport Management, Business Development, Growth Strategies, Sport Management · (2006 - 2007)

Monash University
BCOM, Commerce - Strategic Management · (1994 - 1998)

Wesley College
· (1993 - 1993)